Head Office
Nedcor Sandton
135 Rivonia Road
Sandown
Sandton 2196

PO Box 1144
Johannesburg 2000
South Africa
Tel +27 11 294 0999
Fax +27 11 295 0999
Website www.nedcor.co.za

NEDCOR

File No 82.3893

02049914

14 August 2002

United States Securities and Exchange Commission
Judiciary Plaza
450 - Fifth Street
N W
WASHINGTON DC 20549
USA

SUPPL

SEC MAIL RECEIVED SEP 2002 WASH, D.C. SECTION

Dear Sir

NEDCOR LIMITED: OFFER BY NEDCOR TO ACQUIRE THE ENTIRE ISSUED SHARE CAPITAL OF NIB – FILE NO: 82.3893

In terms of the requirements of Rule 12g 3-2 (b) of the Securities Exchange Act of 1934, we hereby attach a copy of an announcement published on the News Service of the JSE Securities Exchange South Africa, for your information.

Yours faithfully

PROCESSED
SEP 2 0 2002
THOMSON
FINANCIAL

dlw 9/17

GS Nienaber
GROUP SECRETARY

cc: Stephen Siller

NEDCOR

Nedcor Limited
(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share code: NED ISIN: ZAE000004875
("Nedcor")

NEDCOR INVESTMENT BANK

(Incorporated in the Republic of South Africa)
(Registration number 1963/003972/06)
Share code: NIB ISIN: ZAE000019030
("NIB")

OFFER BY NEDCOR TO ACQUIRE THE ENTIRE ISSUED SHARE CAPITAL OF NIB

1. INTRODUCTION

Shareholders of Nedcor and NIB are referred to the announcement dated Wednesday, 26 June 2002 regarding the proposed scheme of arrangement ("the scheme") in terms of section 311 of the Companies Act, (Act No 61 of 1973), as amended ("the Act"), proposed by Nedcor between NIB and its shareholders other than Nedcor ("minority shareholders").

The scheme, if implemented, will result in the termination of the listing of NIB on the JSE Securities Exchange South Africa ("JSE") and the Namibian Stock Exchange ("NSX").

2. OFFER AND OPINIONS

The terms of an offer ("the offer") by Nedcor to acquire those NIB ordinary shares ("NIB shares") held by minority shareholders were tabled yesterday, Monday, 12 August 2002 at a meeting of the board of directors of NIB ("the board"). Deutsche Securities (SA) (Proprietary) Limited ("Deutsche"), acting as independent financial adviser to the board, advised the board that it has considered the terms and conditions of the offer and is of the opinion that, at the date of this announcement, they are fair and reasonable. Board members who are also directors of Nedcor recused themselves from participating in the board's deliberations on the offer. The board, after considering the terms of the offer, the advice of Deutsche and taking all circumstances into account, concluded that the terms of the offer are fair and reasonable and resolved to take the necessary action to convene the scheme. Members of the board who have shareholdings in NIB have indicated that they intend to vote in favour of the scheme.

3. CONSIDERATION

Subject to the implementation of the scheme, minority shareholders registered on the record date to participate in the scheme ("scheme participants") will receive 3,03030 Nedcor shares ("consideration shares") for every 100 NIB shares ("the swap ratio"), this equates to a ratio of 33 NIB shares per Nedcor share. The aggregate consideration payable by Nedcor will be the issue of approximately 8 300 000 Nedcor shares to scheme participants.

The respective Nedcor and NIB share prices on the last trading day before the publication of the original cautionary announcement on 22 April 2002 and this announcement, together with the respective 60-day volume weighted average share prices and the imputed NIB share price calculated at the swap ratio, are set out below:

Date	Nedcor share price	NIB share price	Imputed NIB share price at the swap ratio	Premium/ (Discount) %
19 April 2002 (ruling share prices)	R129,00	R2,61	R3,91	49,81
12 August 2002 (ruling share prices)	R114,98	R3,90	R3,48	(10,77)
8 August 2002 (60-day volume weighted average prices)	R122,19	R3,81	R3,70	(2,89)

NIB employee share options will be converted into Nedcor share options, with the existing vesting periods and duration, by applying the swap ratio to both the existing numbers and strike prices of such options.

Scheme participants resident in Namibia should take note that the consideration shares will not be listed on the NSX. As residents of the Common Monetary Area, such shareholders will, however, be able to deal in their Nedcor shares on the JSE without restriction.

As announced on 24 July 2002, notwithstanding NIB's past practice of not paying an interim dividend, the board deemed it appropriate, in view of the anticipated offer to minority shareholders by Nedcor and the possible delisting of NIB prior to this year-end, to declare the interim dividend of 9 cents per ordinary share.

4. BACKGROUND AND RATIONALE

4.1 Background

Nedcor has actively advanced the view during the past two years that th South African banking sector should consolidate. This view has bee formulated in anticipation of increased international bankin consolidation and competition, increased capital demands o counterparties and regulators, the scale and efficiency requirements o new and costly banking technology and a general shortage of bankin skills. The acquisition of BoE Limited ("BoE") by Nedcor ("the Bo acquisition"), which was announced on Monday, 22 April 2002, ha added impetus to the consolidation of the South African banking industr

NIB's listing in August 1999 achieved some success in terms of the focu brought to the Nedcor Group's investment banking activities. The listing however, coincided with a large scale de-rating of the Financial Service Sector, which decreased by some 40% from the date of listing unti 30 June 2002. Furthermore, various negative factors relating t investment banking globally, regional concerns and third world currenc volatility, resulted in NIB being unable to attract an internationa investment banking partner as envisaged at the time of its listing. As consequence, despite a strong earnings performance, the listing of NII has not achieved the positive strategic advantage nor shareholder valu creation anticipated with its listing in 1999.

As a result of the BoE acquisition, Nedcor has proposed th scheme to the board of directors of NIB so as to enable the Nedco Group to integrate the activities of both BoE and NIB.

4.2 Rationale

By accepting the offer, minority shareholders will:

- receive Nedcor shares, which are substantially more liquid than NIB shares;
- benefit from the synergies that Nedcor intends to extract from the integration of NIB, BoE and Nedbank, a division of Nedcor Bank Limited. The BoE acquisition, together with the integration of NIB's activities, will provide Nedcor with the opportunity to increase the scale of its operations, supplement its skills and client base throughout the Nedcor Group, gear its low-cost infrastructure and capture benefits of operational scale;
- benefit from the receipt of Nedcor shares which are underpinned by a broader base of earnings than those of NIB, including earnings from retail and commercial banking activities; and
- receive Nedcor shares that trade in the "Banks" sector, which is a higher rated sector than NIB's current "Speciality and Other Finance" sector.

5. FINANCIAL EFFECTS OF THE SCHEME

The financial effects of the scheme on Nedcor shareholders are not material.

The pro forma financial effects of the scheme on NIB shareholders have been prepared for illustrative purposes only, to provide information about how the proposed transaction might have affected the financial information presented and, because of its nature, may not give a true reflection of the financial position to a minority shareholder. In addition it does not reflect any synergy benefits that may arise from the scheme, if implemented, and the BoE acquisition.

The table below sets out the pro forma effects of the transaction on headline earnings, net asset value and tangible net asset value to a NIB shareholder:

	Before the scheme (cents per share)	After the scheme (pro forma cents per share)	% change
Headline earnings (year ended 31 December 2001)	46,1[2]	52,1[3]	13,0
Headline earnings (six months ended 30 June 2002)	27,0[4]	21,3[5]	(21,1)
Net asset value at 30 June 2002 (unaudited)	206,5[6]	207,1[7]	0,3
Net tangible asset value at 30 June 2002 (unaudited)	206,5[8]	155,7[9]	(24,6)

Notes:

1. The impact on a NIB shareholder's headline earnings, net asset value and net tangible asset value per share, takes into consideration the pro forma financial effects of the BoE acquisition (including the issue of Nedcor shares pursuant to the BoE acquisition) as set out below, which became effective from Thursday, 11 July 2002.
2. Headline earnings per share was calculated on the audited headline earnings per NIB share for the year ended 31 December 2001 and a weighted average of 1 610,1 million NIB shares in issue throughout the year.
3. The "after scheme" headline earnings per share was calculated by multiplying the "after scheme" Nedcor headline earnings per share of 1 720 by the swap ratio of 3,03030 Nedcor shares for every 100 NIB shares.

   The "after scheme" Nedcor headline earnings per share was calculated using a weighted average of 266,2 million Nedcor shares in issue on the assumption that the scheme becomes effective and headline earnings comprising of:
   - Nedcor's audited headline earnings for the year ended 31 December 2001;
   - BoE's audited headline earnings for the year ended 30 September 2001;
   - the assumed cost of funding the BoE transaction; and
   - the minority shareholders' interest in NIB's audited headline earnings, as included in the Nedcor results for the year ended 31 December 2001.
4. Interim headline earnings per share was calculated on the interim headline earnings per NIB share for the six months ended 30 June 2002 and a weighted average of 1 645,2 million NIB shares in issue throughout the period.
5. The "after scheme" interim headline earnings per share was calculated by multiplying the "after scheme" Nedcor interim headline earnings per share of 704 cents by the swap ratio of 3,03030 Nedcor shares to every 100 NIB shares.

   The "after scheme" Nedcor interim headline earnings per share was calculated using a weighted average of 267,3 million Nedcor shares in issue on the assumption that the scheme becomes effective and interim headline earnings comprising of:
   - Nedcor's interim headline earnings for the six months ended 30 June 2002;
   - BoE's interim headline earnings for the six months ended 31 March 2002;
   - the assumed cost of funding the BoE transaction for a six-month period; and
   - the minority shareholders' interest in NIB's interim headline earnings, as included in the Nedcor results for the six months ended 30 June 2002.
6. Net asset value per share was calculated on the net asset value per NIB share at 30 June 2002 and 1 696,5 million shares in issue at 30 June 2002.
7. The "after scheme" net asset value per share was calculated by multiplying the "after scheme" Nedcor net asset value per share of 6 835 cents by the swap ratio of 3,03030 Nedcor shares for every 100 NIB shares.

   The "after scheme" Nedcor net asset value per share was calculated using 268,8 million Nedcor shares in issue on the assumption that the scheme becomes effective and the net asset value of Nedcor at 30 June 2002, adjusted to include the consolidation of the net asset value of BoE at 31 March 2002; the minority shareholders' interest in the net asset value of NIB at 30 June 2002; and any goodwill and transaction costs arising from the acquisitions.
8. Net tangible asset value per share was calculated on the net asset value per NIB share at 30 June 2002 less any goodwill and 1 696,5 million shares in issue at 30 June 2002.
9. The "after scheme" net tangible asset value per share was calculated by multiplying the "after acquisition" Nedcor net tangible asset value per share of 5 136 cents by the swap ratio of 3,03030 Nedcor shares for every 100 NIB shares.

   The "after scheme" Nedcor net tangible asset value per share was calculated using 268,8 million Nedcor shares in issue on the assumption that the scheme becomes effective and the net asset value of Nedcor at 30 June 2002, adjusted to include the consolidation of the net asset value of BoE at 31 March 2002; the minority shareholders' interest in the net asset value of NIB at 30 June 2002; any transaction costs; but excluding the aggregate goodwill amounts within Nedcor and BoE and the goodwill arising as a consequence of the transactions.

6. IRREVOCABLE UNDERTAKINGS

Minority shareholders hold 16,10% of the total issued share capital of NIB. Irrevocable undertakings to vote in favour of the scheme have been obtained from minority shareholders holding 39,22% thereof.

7. CONDITIONS PRECEDENT TO THE SCHEME

The implementation of the scheme is conditional upon:

- the approval of the Securities Regulation Panel ("SRP"), the JSE and the NSX of the circular to be mailed to NIB shareholders setting out details of the scheme;
- the approval of the JSE and the NSX, conditionally upon the Order of Court ("Order of Court"), of the High Court of South Africa (Transvaal Provincial Division) ("the High Court"), sanctioning the scheme being registered by the Registrar of Companies ("Registrar"), of the applications for the termination of the listing of NIB;
- the approval of the JSE, conditionally upon the Order of Court being registered by the Registrar, of the application for the listing of the consideration shares; and
- the approval of the scheme by a majority representing not less than 75% of the votes exercised by NIB shareholders present and voting at the scheme meeting, other than Nedcor and its concert parties, registered on the record date to vote at the scheme meeting, either in person or by proxy at the scheme meeting in terms of section 311 of the Act, the High Court sanctioning the scheme in terms of the Act and a certified copy of the Order of Court being registered by the Registrar in terms of the Act.

8. FURTHER ANNOUNCEMENT AND DOCUMENTATION

The scheme circular, which is subject to the prior approval of the JSE, the NSX and the SRP, providing information on the scheme and containing, *inter alia,* a notice of the scheme meeting will be mailed to shareholders of NIB once the Order of Court for the convening of the scheme meeting is granted.

Johannesburg
13 August 2002

Investment bank and sponsor to Nedcor and NIB

NEDCOR
INVESTMENT BANK

Financial adviser to Nedcor

ERNST & YOUNG
Corporate Finance (Pty) Ltd.
(Registration number 2000/031575/07)

Corporate law advisers and consultants to Nedcor and NIB

EDWARD NATHAN & FRIEDLAND
CORPORATE LAW ADVISERS & CONSULTANTS
EDWARD NATHAN & FRIEDLAND (PTY) LTD
(REGISTRATION NUMBER [illegible])

Independent financial adviser to NIB

Deutsche Securities
Member of the Deutsche Bank Group
Deutsche Securities (SA) (Proprietary) Limited
(Registration number 1995/011798/07)

Lead sponsor in respect of this transaction to Nedcor and NIB

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the
JSE Securities Exchange South Africa

Joint reporting accountants and auditors

Deloitte & Touche
Deloitte & Touche Chartered Accountants (SA)
Registered accountants and auditors

KPMG